Orckit-Corrigent continues global expansion with local addition in Thailand
CE+T networking vendor boosts its presence in APAC with new office and VP of sales covering Thailand, Laos and Myanmar

Tel Aviv, Israel, March 09, 2010 – Orckit Communications Ltd. (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced the establishment of a new office in Thailand. The company has also appointed Mr. Monchai Kunwattanakorn as the new VP Sales for Thailand, Laos and Myanmar, where he will lead the new sales office, based in Bangkok. Mr. Kunwattanakorn brings with him vast sales and business development experience in the telecommunication industry from his previous leadership positions at Nortel, Siemens and Ericsson.

“This announcement, which comes on the heels of three recent office additions in Latin America and Southern Asia, serves as further proof of Orckit-Corrigent’s global expansion and efforts to improve local support in 2010,” said Mr. Oren Tepper, Vice President, corporate sales at Orckit-Corrigent. “Together with our existing offices in Japan and Korea, as well as our new offices in the Philippines and India, we now have a more solid presence in APAC, demonstrating our commitment and investment in this market.”

The fixed and mobile telecommunication market in Thailand continues to grow due to increasing demand for residential, enterprise and mobile services. Analyst firm HeavyReading has predicted total fixed revenues of $1,974 million and total mobile revenues of $6,107 million for 2009. With an increase of per-population broadband subscribers by 27 percent per year, the demand for additional bandwidth and advanced services is obvious.

“IPTV, mobile real-time content and other advanced telecommunication services are just starting to ramp up in Thailand, Laos and Myanmar,” said Mr. Monchai Kunwattanakorn, VP Sales Thailand, Laos and Myanmar at Orckit-Corrigent. “Orckit-Corrigent’s field-proven Carrier Ethernet + Transport solutions present technical and cost advantages, which are an excellent fit for the local market opportunities such as FTTx plans and 3G expansions.”

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.